N E W S R E L E A S E

January 10, 2006

NEVSUN ADDED TO AMEX GOLD MINERS INDEX

Nevsun Resources Ltd (NSU-TSX and AMEX) (“The Company”) is pleased to announce it has been added to the AMEX Gold Miners Index (symbol: GDM, the “Index”).  The Index is a modified market capitalization weighted index of companies primarily involved in the mining for gold and silver and listed on any of the U.S. stock markets: New York, American and NASDAQ.  Companies with a market capitalization greater than $100 million and an average daily trading volume of over 50,000 shares for 6 months are eligible for inclusion.  The Index and details may be viewed at www.amex.com, symbol GDM.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Judy Baker (416) 786-7860, (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com